BUNNYMONEY, Inc.

2019-2020 FINANCIAL STATEMENTS

For the fiscal year ended

December 31, 2019 and 2020

(unaudited)

BALANCE SHEETS (UNAUDITED)

		As of December 31,	
		2020	2019
ASSETS			
CURRENT ASSETS			
Cash and cash equivalents	$	6,946.38	4,442.90
Prepaid expenses		0.00	0.00
Accounts receivable		0.00	0.00
TOTAL CURRENT ASSETS		6,946.38	4,442.90
TOTAL ASSETS		6,946.38	4,442.90
LIABILITIES AND SHAREHOLDERS EQUITY			
CURRENT LIABILITIES			
Accounts payable		2,526.33	2,526.33
LONG-TERM LIABILITIES			
Shareholders		84,300.00	54,300.00
TOTAL LIABILITIES		86,826.33	56,826.33
SHAREHOLDERS' EQUITY			
Capital Stock (10,000,000 shares authorized, 10,000,000 shares Issued. $0.00001 par value)		100.00	100.00
Additional Paid in Capital		0.00	0.00
Retained earnings		-52,483.43	-18,009.49
Net income		-27,496.52	-34,473.94
TOTAL LIABILITIES AND SHAREHOLDER EQUITY		6,946.38	4,442.90

STATEMENT OF OPERATIONS (UNAUDITED)

		2020	2019
OPERATING INCOME			
Partnership revenue	$	0.00	0.00
E-commerce Revenue		0.00	0.00
Cost of Goods Sold		0.00	0.00
GROSS PROFIT		**0.00**	**0.00**
OPERATING EXPENSES			
Advertising & Marketing		2,431.69	4,439.16
Bank Charges & Fees		257.01	78.26
Charitable Contributions		-	50.00
Legal & Professional Services		2,387.62	4,787.60
Meals & Entertainment		-	835.13
Office Supplies & Software		984.17	775.69
Rent & Lease		-	2,615.00
Contractor		16,790.78	18,544.35
Taxes & Licenses		1,325.00	1,275.00
Travel		-	1,073.75
NET INCOME		**-27,496.52**	**-34,473.94**

CONSOLIDATED STATEMENT OF EQUITY (UNAUDITED)

	COMMON STOCK			PREFERRED STOCK								
	Shares		Amount	Shares		Amount		Additional Paid-in Capital		Retained Earnings (Accumulated Deficit)		Total
BEGINNING BALANCE, JANUARY 01, 2020	10,000,000	$	100	-	$	-	$	-	$	(52,483.43)	$	(52,383.43)
Contributions	-		-	-		-		-		-		-
Other comprehensive gain/(loss)	-		-	-		-		-		-		-
Net income	-		-	-		-		-	$	(27,496.52)	$	(27,496.52)
ENDING BALANCE, DECEMBER 31, 2020	10,000,000	$	100	-		-		-	$	(77,979.95)	$	(79,879.95)

STATEMENT OF CASH FLOWS (UNAUDITED)

	2020	2019
CASH FLOWS FROM OPERATING ACTIVITIES		
Net Income (Loss) For The Period	**(27,496.52)**	**(34,473.94)**
Change in Prepaid Expenses	-	-
Change in Payables	-	-
Net Cash Flows From Operating Activities	**(27,496.52)**	**(34,473.94)**
CASH FLOWS FROM FINANCING ACTIVITIES		
Shareholder Loan	30,000	37,300
Net Cash Flows From Financing Activities	**30,000**	**37,300**
CASH AT BEGINNING OF THE PERIOD	4,442.90	1,616.84
NET INCREASE (DECREASE) IN CASH	2,503.48	2,826.06
CASH AT END OF PERIOD	6,946.38	4,442.90

NOTES TO THE UNAUDITED FINANCIAL STATEMENTS

Fiscal Years Ended December 31, 2020 and 2019

ORGANIZATION AND PURPOSE

BUNNYMONEY, Inc. (the “Company”), is a Public Benefit Corporation organized under the laws of the State of Delaware. The Company operates a financial technology platform and currently derives revenue from users' voluntary contributions, before implementing premium services.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A summary of the Company’s significant accounting policies applied in the preparation of the accompanying financial statements follows:

BASIS OF ACCOUNTING

The Company prepared its financial statements on a cash basis of accounting. Under the cash basis accounting, revenues are recorded when cash is received, and expenses when they are paid in cash.

FISCAL YEAR

The Company operates on a 52-week fiscal year ending on December 31.

CASH EQUIVALENTS

For the fiscal years ended December 31, 2020 and December 31, 2019, the Company’s cash positions include its operating bank account.

LEGAL FEES

Legal fees consist of legal services provided for the creation of the Company and equity financing.

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